

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



09057269

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Japaninvest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 21st Floor
(No. and Street)

New York, NY 10174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Forbes 212-867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Boulevard, Woodbury, NY 11797-2921
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean M. Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Japaninvest Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GUL MUTLU
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. NO. 01MU6197586
MY COMMISSION EXPIRES 12-01-2012

Notary Public

Signature

Executive Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MP&S
Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JapanInvest Inc.
New York, New York

We have audited the accompanying statement of financial condition of JapanInvest Inc. as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

JAPANINVEST INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$272,189
Receivables from brokers (Note 1)	154,410
Equipment, net of accumulated depreciation of $3,294	12,056
Prepaid expenses	26,609
Deposits and other assets	13,859
Total assets	$479,123
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$62,157
Commitments (Notes 1, 2 and 5)	
Stockholder's Equity	
Common stock, $500 par value; 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	514,510
Accumulated deficit	(197,544)
Total stockholder's equity (Note 3)	416,966
Total liabilities and stockholder's equity	$479,123

ORGANIZATION

JapanInvest Inc. ("Company") is a wholly owned subsidiary of JapanInvest Group plc. (the "Parent"). The Parent is a UK-based entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets independent research on Japanese companies listed on Japanese stock exchanges to institutional investors in the United States.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

CUSTOMER CONCENTRATION

For the year of December 31, 2008, revenues from two customers accounted for 20% and 13% of total revenues, respectively.

CASH

Cash consists of deposits held in Company accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 through December 31, 2009. The Company may be exposed to credit risk for the amounts of funds held in one bank in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with high quality financial institutions.

REVENUE RECOGNITION

Commission revenues are recorded on a settlement date basis which does not vary materially from the trade date basis. Certain customers allocate revenues to the Company on an annual or other periodic basis. Such revenues are recorded once the Company has been notified of a settled amount. Commissions or fees received in advance are deferred until earned.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

NEW ACCOUNTING DEVELOPMENTS

In September 2006, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SEAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial

statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3 the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies". Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

GOING CONCERN

The Company did not generate sufficient operating cash to cover current obligations during 2008. Difficult business conditions have persisted that could adversely affect the Company's ability to main statutory levels of capital. The Company's Parent, however, has pledged its financial support for the next twelve months to enable the Company to continue as a going concern.

NOTE 1 - RECEIVABLES FROM BROKERS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment (DVP) basis. The Company has executed a clearing agreement with a major brokerage firm to carry and clear, on a fully disclosed basis, cash accounts only. The agreement has an initial one-year term, after which either party may terminate the agreement, without cause, by providing ninety days' written notice. Receivable from brokers represents amounts due from these firms.

NOTE 2 - RELATED PARTY TRANSACTIONS

Effective January 1, 2008, the Company and a London affiliate, JapanInvest Limited ("Ltd."), entered into an agreement whereby Ltd. would provide equity research and the use of research sales services offered through the Company's affiliate in Tokyo, Japan. In consideration, the Company will pay to Ltd. a quarterly Research Cost Sharing Fee in accordance with a formula specified in the agreement.

NOTE 3 - REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's regulatory net capital was $210,032, which exceeded the required regulatory net capital by $205,032. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2008 was .30 to 1.

NOTE 4 - INCOME TAXES

The Company maintains a valuation allowance of $242,105 at December 31, 2008 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2008, the Company had available net operating losses of approximately $474,000. Of these carryforwards, approximately $156,000 relate to tax benefits generated by stock options exercised in 2006. The utilization of these tax benefits will result in an increase in additional paid-in capital and a corresponding decrease in income taxes payable.

There were no income tax liabilities incurred in 2008 due to net operating loss carryforwards and the current year's loss.

NOTE 5 - LEASE COMMITMENT

The Company leases an office facility under an operating lease agreement expiring June 30, 2009. Future minimum lease payments as of December 31, 2008 were $37,440.

NOTE 6 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have not extended credit to such introduced customer accounts, and therefore, at December 31, 2008, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 7 - STOCK-BASED COMPENSATION

Stock Option Plan

The Company's parent sponsors a stock option plan for its employees. Certain employees of the Company based in the United States participate in the plan and have been issued 2,050 option grants to date, of which 500 were previously exercised. The options generally vest ratably over a four-year period, and such options may be exercised for a period of approximately six years from date of grant.

The fair values of stock options granted in 2008 have been estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions: Risk-free interest rate - .75%, Expected volatility 26%, Expected lives - 4.55 years, Expected dividend yield - 0.

The weighted-average fair value of options granted during 2008 was $838.

For the year ended December 31, 2008, the Company charged a total of $4,428 related to stock option compensation. This charge was recorded in the statement of operations and offset by a credit to additional paid-in capital. As of December 31, 2008, total compensation cost related to non-vested awards not yet recognized was immaterial.

Restricted Stock

During 2008, the Company's parent issued a total of 100 shares each of restricted stock to two of its US employees. The shares have an initial value of $129 per share, and will be amortized over terms ranging from one to ten years, with vesting occurring at various dates during the restriction period.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.